HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414
                                (303) 839-0061

                                       July 31, 2015

Kim McManus
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

   Re:  Strainwise, Inc.
        Preliminary Proxy Statement on Schedule 14A
        File No. 0-52825


     This office represents Strainwise, Inc. (the "Company"). Amendment No. 1 to the Company's preliminary proxy statement on Schedule 14A has been filed with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated May 20, 2015. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the proxy statement where the response to the comment can be found.

                                                                     Page Number

        1.   Except as  discussed  in the proxy  statement
             under the  caption "Significant Differences
             Between the Corporation Laws of Utah and Colorado",
             shareholders' rights do not differ in any material
             respect between the Utah Revised  Business
             Corporation  Act and the Colorado Business  Corporation
             Act.  However, Article VI of the Company's Utah Articles
             states, in substance, that shareholders do not have
             preemptive rights and that cumulative voting for
             directors is not allowed. Pursuant to C.R.S.
             7-106-301(1) shareholders do not have preemptive rights
             unless the articles provide for such rights and pursuant
             to C.R.S. 7-102-102(3)  cumulative  voting is  allowed
             unless the articles state otherwise. The Colorado
             Articles do not allow  preemptive  rights  or
             cumulative voting. As a  result, shareholder rights
             do not differ substantially  between the Utah and
             Colorado statutes and Utah and Colorado Articles.
             Disclosure has been added to the proxy statement to
             this effect.                                                 4, 8

        2.   Comment complied with.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART. LLC

                                          /s/ William T. Hart

                                          William T. Hart